EXHIBIT 6.7

YiLoLife Inc.

Descriptions of Unwritten Agreements

JJ Empire, LLC, Provides Staffing and Management Services to NRC

NRC engages the services of JJ Empire to manage substantially all of its staffing and human resources requirements. Under the agreement, JJ Empire, LLC, recruits, screens, interviews and assigns employees and independent contractors to positions within NRC. Each employee or independent contractor is sub-assigned to NRC where, depending upon his or her responsibilities, he or she may be required to register with the Arizona Department of Health Services as a dispensary agent. In such cases, JJ Empire, LLC assists NRC with managing that process and obtaining the necessary clearances. JJ Empire pays all wages, withholding taxes and other benefits for each worker. NRC pays JJ Empire a contract rate based upon the number of workers and their particular roles and responsibilities.

JJ Empire, LLC and NRC are presently contemplating a modification of their arrangement to include other revenue arrangements which may include base contract rates plus revenue sharing, although final agreements are not yet concluded.

There is no written agreement between JJ Empire, LLC and NRC pertaining to staffing and management services.

NRC Retains Food 2828, LLC to Provide Kitchen Staffing and Culinary Sourcing and Management

NRC engages the services of Food 2828, LLC, to provide kitchen staffing and culinary sourcing and management. Under the agreement, Food 2828, recruits, screens, interviews and assigns employees and independent contractors to culinary-related positions within NRC. Each employee or independent contractor is sub-assigned to NRC where, depending upon his or her responsibilities, he or she may be required to register with the Arizona Department of Health Services as a dispensary agent. In such cases, Food 2828 assists NRC with managing that process and obtaining the necessary clearances. Food 2828 pays all wages, withholding taxes and other benefits for each worker. NRC pays Food 2828 a contract rate based upon the number of workers and their particular roles and responsibilities.

Additionally, Food 2828 sources and provides kitchen equipment, culinary ingredients such as premium Belgian chocolate and others, and manages inventory systems and controls.

NRC and Food 2828, LLC are presently contemplating a modification of their arrangement to include other revenue arrangements which may include base contract rates plus revenue sharing, although final agreements are not yet concluded.

There is no written agreement between JJ Empire, LLC and NRC pertaining to kitchen staffing and culinary sourcing and management services.

NRC Licenses YiLoTM and YiLoLifeTM brand from YiLoLife, LLC

YiLoTM and YiLoLifeTM are trademarks owned by YiLoLife LLC, a New Mexico limited liability company, along with substantially all other intellectual property associated with the YiLo brand. NRC licenses the brand, trademark, and other intellectual property from YiLoLife LLC on a semi-exclusive basis, which provides NRC with State-specific exclusivity, except as to concurrently licenses also held certain of YiLoLife, LLC's affiliates.

There is no written agreement between YiLoLife LLC and NRC pertaining to intellectual property.